For Immediate Release
Contact:  Stephen Lange Ranzini, President and CEO
Phone: 734-741-5858, Ext. 226
Email: ranzini@university-bank.com


                UNIVERSITY BANCORP REPORTS RECORD PROFIT FOR 2005
        DUE TO NEW ISLAMIC SUBSIDIARY AND GROWTH AT MIDWEST LOAN SERVICES

         Ann Arbor, Michigan, March 31, 2006 -- University Bancorp, Inc. (NASDAQ: UNIB) reported audited net income of $1,989,169 in 2005, versus a net loss of $584,820 in 2004. Basic earnings (loss) per share for 2005 and 2004 were $0.48 and (0.14), respectively and diluted earnings (loss) per share for 2005 and 2004 were $0.47 and (0.14), respectively.

         Community Banking had pretax earnings of $1,518,000 during the current year as opposed to a loss of $388,000 in 2004. Income in 2005 was positively impacted by a $359,442 or 18.3% increase in net interest income; a $800,000 fee from the relocation of the bank's headquarters partially offset by $300,000 in additional carrying costs for holding two headquarters for six months during 2005; and a $1,000,000 gain from the formation of University Islamic Financial Corporation (UIFC) partially offset by a $80,000 charge related to the buy-out of the interest of our former partner in the new residential securitization business of UIFC. In February, we announced that FHLMC had agreed to create a secondary market for UIFC's Islamic Murabaha mortgage alternative loan transactions in the amount of up to $100,000,000 over the next 12 months. The Islamic Banking Subsidiary ended the year with $14.50 million in Islamic residential mortgage alternative loan transactions and $5.58 million of Islamic deposits.
         The 2004 results were impacted by $305,000 in expenses for resolution of other real estate owned and a $156,000 impairment of the tax credit partnership that more than offset general operational improvement in Community Banking, including a 23.1% increase in loans and a 14.9% increase in deposits over 2003. Community Banking also incurred approximately $10,000 a month in expenses in 2004 to grow the Islamic banking program.

      Midwest had pretax income of $426,000 in 2005 as compared to a pretax loss of $27,000 in 2004. In 2005, Midwest had a 44.9% increase in mortgage loans subserviced, to 26,414 loans at December 31, 2005.

      Income at Midwest in 2004 was negatively impacted in the first half of 2004 by investments of about $30,000 a month in overhead intended to grow Midwest's jumbo and non-standard originations through a secondary market conduit established with Lehman Brothers and by a $68,000 write down of its mortgage servicing rights.

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UNIVERSITY BANCORP REPORTS 2005 RECORD PROFIT
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         Midwest is bringing on 3,700 additional mortgages effective April 15th for a group of 50 credit unions previously serviced by competitor, CMCU, which left the business and will finish April with over 30,000 mortgages subserviced with $3.7 billion in balances.

         The net income reported in 2005 exceeds the upper end of the projection provided in April 2005 of between $1,500,000 and $1,950,000 ($0.35 to $0.46 per share). Management will issue further guidance for 2006 earnings with its first quarter earnings press release.

         Community Banking's loan portfolio at December 31, 2005 was $45.65 million, a new all-time high, and an increase of $2.65 million or 6.2% from the balance at December 31, 2004. Community Banking's deposits at December 31, 2005 were $56.02 million, a new all-time high, and an increase of 25.6% from the balance at December 31, 2004. During the fourth quarter, the amount of mortgage escrow deposits at University Bank related to Midwest Loan Services more than doubled to $13.5 million average monthly balance. We expect this balance of low cost escrow deposits to double again in the second quarter of 2006 to over $27 million.

            Total non-performing assets at December 31, 2005 decreased by 47.0% to $626,668, versus $1,182,063 at December 31, 2004. During 2004, the ratio of net charge offs during 2004 to average loans outstanding during 2005 was 0.05%, versus 0.04% in 2004 and 0.41% in 2003.

         Total non-interest income increased to $5,891,330 for the year ended December 31, 2005 from $3,822,548 for year ended in 2004. The increase was principally a result of the gains from the formation of UIFC, the gains from the relocation of the bank's headquarters and increases in Midwest's subservicing revenue.

         Non-interest expense decreased to $6,304,707 in the period ended December 31, 2005 from $6,375,181 for the same period in 2004. The decrease was due principally to decreases in other real estate owned expense, mortgage banking expense, amortization of servicing rights and the tax credit partnership write-off mentioned above which were only partially offset by increases in salaries and benefits and temporarily increased occupancy expenses related to the bank carrying two headquarters for six months of 2005.

         At December 31, 2005, the Bank was "well capitalized" according to the FDIC's classification with a Tier 1 leverage capital ratio of 14.00%.

         On February 15, 2006, Virtue Investors, LLC made the final $1,500,000 payment related to the purchase by it of 20% of University Islamic Financial Corporation.

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UNIVERSITY BANCORP REPORTS 2005 RECORD PROFIT
Page 3 of 4

                                                 For the        For the
                                               Quarter Ended    Year Ended
                                                 Dec. 31,       Dec. 31,
                                                (in 000s)       (in 000s)
                                              2005    2004     2005   2004

         Net interest income                 $  612   $ 531   $2,320 $1,960
         Provision (credit)
          for loan losses                         0    (106)      17    (88)
         Total securities gains                   0      (1)       0      0
         Total other income                   2,792     935    5,891  3,822
         Total other expense                  1,627   1,669    6,305  6,375
         Income tax (benefit)                  (100)      0     (100)    80
         Net income (loss)                   $1,877   $( 97)  $1,989  $(585)
         Basic and diluted income
           (loss) per common share           $ 0.46  $(0.01)  $ 0.48 ($0.14)
         Diluted income (loss per
            common share                     $ 0.45   (0.01)  $ 0.47 ($0.14)
         Average shares outstanding           4,149    4,101   4,147   4,085
         Net interest margin                  5.19%    3.96%   4.89%   4.68%

         Period-end:                         December 31,
                                               2005    2004
           Loans & Loans Held for Sale      $47,099 $43,846
           Allowance for loan losses            349     353
           Deposits                          56,021  44,588
           Assets                            64,540  50,786
           Equity                             5,301   3,002
           Book value per share               $1.21   $0.73

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UNIVERSITY BANCORP REPORTS 2005 RECORD PROFIT
Page 4 of 4

         The following table summarizes the pre-tax (loss)income of each profit center of the Company for the years ended December 31, 2005, 2004, and 2003 (in thousands):

                                           2005        2004      2003
                                           ----        ----      ----
         Community Banking               $1,518      $(388)     $(301)
         Midwest Loan Services              426        (27)       426
         Corporate Office                   (55)       (90)      (111)
                                          ------      -----     ------
         Total                           $1,889      $(505)      $ 14
                                          ======      ======      ====

Three months ended December 31, 2005 and 2004 Income (Loss) Summary

                                            2004        2003
                                            ----        ----
         Community Banking                 $1,576      $(138)
         Midwest Loan Services                205         74
         Corporate Office                     (4)        (33)
                                           ------      ------
         Total                             $1,777      $( 97)
                                           ======      ======


                                                       * * *

         Ann Arbor based University Bancorp owns 100% of University Bank which manages a total of $3.35 billion in assets. University Bank is an FDIC-insured, locally owned and managed Community Bank primarily serving the cities of Ann Arbor and Ypsilanti of Washtenaw County. The Community Banking operation focuses on local businesses, minorities and the non-profit communities. University Bank is the only financial institution headquartered in Washtenaw County to be rated "Outstanding" by the FDIC for Community Service and Community Reinvestment. Other Community Banking specialties include highly competitive deposit products for business owners, residential mortgages, commercial real estate lending and insurance, investments and money management through its wholly-owned subsidiary University Insurance & Investments, Inc. In addition to its Community Banking operations, University Bancorp specializes in mortgage subservicing and mortgage origination primarily serving over 230 credit unions (representing 2.4% of all credit unions nationwide) through the Bank's Houghton-based 80%-owned subsidiary, Midwest Loan Services.

         Any prediction of the future is inherently not assured. Investors should read the risk factors listed on pages 21 and 22 in the Company's report on Form 10K for the year ended December 31, 2005 and any prediction in this release is intended to be covered by the Safe Harbor provisions of Section 21E of the Securities Exchange Act of 1934.

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